UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>August 6, 2015</u>

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On August 6, 2015, Independence Holding Company issued a news release announcing its 2015 Second-Quarter and Six-Month results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated August 6, 2015: Independence Holding Company Announces 32% Increase in 2015 Second-Quarter Results and 37% Increase in Six-Month Results.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>   Date: <u>August 7, 2015</u>

<u>/s/ *Teresa A. Herbert*</u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: LOAN NISSER
(646) 509-2107
www.IHCGroup.com

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES 32% INCREASE IN 2015 SECOND-QUARTER RESULTS AND 37% INCREASE IN SIX-MONTH RESULTS

Stamford, Connecticut, August 6, 2015. Independence Holding Company (NYSE: IHC) today reported 2015 second-quarter and six-month results.

Financial Results

Net income attributable to IHC increased 32% to $.29 per share, diluted, or $5,032,000, for the three months ended June 30, 2015 compared to $.22 per share, diluted, or $3,848,000, for the three months ended June 30, 2014. Net income attributable to IHC increased 37% to $.59 per share, diluted, or $10,251,000, for the six months ended June 30, 2015 compared to $.43 per share, diluted, or $7,549,000, for the six months ended June 30, 2014.

Revenues decreased $2,914,000 to $133,105,000 for the three months ended June 30, 2015 compared to revenues for the three months ended June 30, 2014. Revenues decreased $9,721,000 to $267,370,000 for the six months ended June 30, 2015 compared to revenues for the six months ended June 30, 2014. The decrease in revenues is primarily due to the runoff of major medical premiums from lines that we exited largely as a result of the requirements of the Affordable Care Act ("ACA") and amounted to $12,912,000 for the second quarter and $31,699,000 for the first six months of 2014, offset in part by an increase in medical stop-loss and specialty health premiums.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "Our significant earnings increase in the current quarter and for the six months was largely driven by continued growth in earned premium and significantly increased earnings from our direct medical stop-loss and group life, disability and DBL lines of business, and increased earnings from our specialty health line of business. We continue to see strong growth in our direct written stop loss business, increasing 38% in the twelve months ended July 2015. This growth has been driven by increased persistency and strong sales as a result of our industry leading suite of product features and options as well as solutions, such as our group captive model, that respond to the emerging needs of small and medium size employers. The Company currently has $285 million in direct in-force gross premiums and is expected to exceed $300 million by the end of 2015. Our disciplined underwriting approach has resulted in consistent underwriting margins, thus producing a growing contribution to net income. Our earnings were also positively impacted by our specialty health business, which grew significantly and has produced very positive profit margins in 2015. Our earnings should also reflect an immediate increase as a result of Madison National Life (MNL) and Standard Security Life completing the reinsurance of substantially all of their run-off blocks of individual life and annuities and the sale of MNL's infrastructure related to those blocks for an aggregate purchase price of $42 million.

Despite a significant increase in premiums for the products we are currently selling, exiting major medical has negatively impacted our revenues for the first six months, although this impact will lessen over future quarters. We believe the proposed mergers of four of the largest health insurers and the exit of another significant player from the individual and certain specialty lines will create significant opportunities for our niche products, including short term

medical and small group self-funding. The consolidation of traditional health insurers will create tremendous growth in health payer systems offering their own insurance products. We are confident that our fully insured national administrator can utilize its advanced IT platform to be a market leader in providing solutions to these payer systems.

Our overall investment portfolio continues to be very highly rated (on average, AA) and has a duration of approximately six years. Our book value increased to $17.13 per share at June 30, 2015 from $16.76 per share at December 31, 2014, and our total stockholders' equity increased to $297 million at June 30, 2015 compared to $291 million at December 31, 2014."

About Independence Holding Company

Independence Holding Company is a holding company principally engaged in the life and health insurance business, and the acquisition of blocks of policies, through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its marketing and administrative affiliates. Standard Security Life furnishes medical stop-loss, group major and limited medical, short-term medical, group long-term and short-term disability, group life, short-term, employer-mandatory disability benefit policies in New York, group and individual dental, vision and various supplemental products. Madison National Life sells group life and disability, group limited medical, group and individual dental, individual life insurance and various supplemental products. Independence American offers pet insurance, non-subscriber occupational accident, short-term medical, medical stop-loss, group and individual dental and various supplemental products. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law."

INDEPENDENCE HOLDING COMPANY

SECOND QUARTER REPORT
June 30, 2015
(In Thousands, Except Per Share Data)

		Three Months Ended June 30,		Six Months Ended June 30,	
		2015	2014	2015	2014
REVENUES:					
Premiums earned	$	120,443	$ 121,135	$ 242,557	$ 244,405
Net investment income		4,505	5,434	9,946	11,235
Fee income		4,487	3,861	8,203	13,200
Other income		1,570	1,070	2,564	2,181
Net realized investment gains		2,100	4,519	4,100	6,070
		133,105	136,019	267,370	277,091
EXPENSES:					
Insurance benefits, claims and reserves		79,380	83,263	159,000	168,572
Selling, general and administrative expenses		43,702	44,947	87,851	93,082
Amortization of deferred acquisitions costs		1,424	1,189	2,888	2,471
Interest expense on debt		478	337	910	818
		124,984	129,736	250,649	264,943
Income before income taxes		8,121	6,283	16,721	12,148
Income taxes		2,965	2,403	6,234	4,263
Net income		5,156	3,880	10,487	7,885
Less: income from noncontrolling interests in subsidiaries		(124)	(32)	(236)	(336)
NET INCOME ATTRIBUTABLE TO IHC	$	5,032	$ 3,848	$ 10,251	$ 7,549
Basic income per common share	$	.29	$ .22	$ .59	$ .43
WEIGHTED AVERAGE SHARES OUTSTANDING		17,338	17,485	17,351	17,553
Diluted income per common share	$	.29	$ .22	$ .59	$ .43
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING		17,501	17,657	17,516	17,709

As of August 1, 2015, there were 17,299,351 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

	June 30, 2015	December 31, 2014
ASSETS:		
Investments:		
Short-term investments	$ 50	$ 50
Securities purchased under agreements to resell	23,429	16,790
Trading securities	9,242	11,095
Fixed maturities, available-for-sale	608,256	583,880
Equity securities, available-for-sale	9,051	13,895
Other investments	23,745	25,251
Total investments	673,773	650,961
Cash and cash equivalents	23,547	25,083
Deferred acquisition costs	31,767	30,806
Due and unpaid premiums	66,473	62,628
Due from reinsurers	266,597	278,242
Premium and claim funds	33,061	32,553
Goodwill	56,452	50,318
Other assets	51,533	57,126
TOTAL ASSETS	$ 1,203,203	$ 1,187,717
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Policy benefits and claims	$ 249,556	$ 236,803
Future policy benefits	275,501	277,041
Funds on deposit	181,307	186,782
Unearned premiums	12,176	9,455
Other policyholders' funds	17,637	18,802
Due to reinsurers	49,067	47,945
Accounts payable, accruals and other liabilities	65,516	67,641
Debt	8,326	4,000
Junior subordinated debt securities	38,146	38,146
TOTAL LIABILITIES	897,232	886,615
STOCKHOLDERS' EQUITY:		
IHC STOCKHOLDERS' EQUITY:		
Preferred stock (none issued)	-	-
Common stock	18,553	18,531
Paid-in capital	127,451	127,098
Accumulated other comprehensive income	(3,217)	22
Treasury stock, at cost	(12,880)	(12,141)
Retained earnings	167,092	157,667
TOTAL IHC STOCKHOLDERS' EQUITY	296,999	291,177
NONCONTROLLING INTERESTS IN SUBSIDIARIES	8,972	9,925
TOTAL EQUITY	305,971	301,102
TOTAL LIABILITIES AND EQUITY	$ 1,203,203	$ 1,187,717